Exhibit 12.c

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

	Years Ended December 31,
	2012	2011	2010	2009	2008

Earnings, as defined:
Income from continuing operations before income taxes, extraordinary item and cumulative effect of change in accounting principle	$1,703	$1,362	$1,394	$503	$1,364

Fixed charges as defined	445	388	412	416	369

Capitalized interest	—	—	—	—	—

Preference security dividend requirement	(27)	(27)	(27)	(24)	(26)

Total earnings, as defined	$2,121	$1,723	$1,779	$895	$1,707

Fixed charges, as defined:
Interest charges	$404	$346	$368	$376	$330

Preference security dividend requirement	27	27	27	24	26

Rental interest factor	14	15	17	16	13

Total fixed charges, as defined	$445	$388	$412	$416	$369

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.77	4.44	4.32	2.15	4.63